October 12, 2017

Division of Corporation Finance Office of Healthcare and Insurance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Dorrie Yale
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated October 10, 2017, regarding

AntriaBio, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 27, 2017

File No. 000-54495

Dear Ms. Yale:

This letter responds to the staff’s comments set forth in the October 10, 2017 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are concurrently submitting via EDGAR this letter and Amendment No.1 to the Preliminary Proxy Statement (the “Amendment”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A

Proposal 6 Reverse Stock Split

Staff Comment No. 1.

Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly available shares of common stock resulting from the reverse stock split for general corporate or any other purposes. If there are any such plans, please describe them.

Division of Corporation Finance

Office of Healthcare and Insurance

Securities and Exchange Commission

October 12, 2017

AntriaBio, Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have indicated in the Amendment that we do not have any plans, proposals or arrangements, written or oral, to issue any of the newly available shares of common stock resulting from the reverse stock. We also note in the Amendment that the primary purpose of the proposed reverse stock split is to increase the trading price of our common stock for a potential listing on NASDAQ or NYSE.

* * * * *

AntriaBio, Inc. hereby acknowledges that:

•	AntriaBio Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	AntriaBio, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 303-222-2128, or Anthony Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,
AntriaBio, Inc.

Nevan Elam
President & Chief Executive Officer

cc:	Anthony Epps, Dorsey & Whitney LLP